Filed by: Berry Global Group, Inc.

Commission File No.: 001-35672

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Glatfelter Corporation

(Commission File No.: 001-03560)

Below is a communication made by Berry Global Group, Inc. on April 11, 2024:

An Important Message from Curt Begle, President, Berry Health, Hygiene & Specialties

Dear Glatfelter Colleagues,

I want to take this opportunity to provide an important update related to the planned organization for NewCo as we prepare for closing the proposed transaction in the months ahead.

Currently, I am working with Glatfelter’s Board and Thomas to assess an organizational structure, including a Board structure and management team that will best position NewCo for success beginning on day one of the new organization. Our goal is to pull from the collective talent and capabilities of our two organizations. While we are in the initial stages of this work, we are making excellent progress.

As I committed to the Glatfelter team in my initial message following the announcement of the proposed transaction in February, I will communicate ongoing key decisions as appropriate and when finalized. Below are several key organizational decisions that I am excited to share as these roles are critically important to progressing the extensive integration work. The organizational changes will take effect on the transaction closing date.

•	Kevin Fogarty will serve as Non-Executive Chair for NewCo’s Board of Directors. Since August 2022, Kevin has been the Non-Executive Chair for Glatfelter’s Board and an integral part of the business since joining the Company’s Board in 2011. Kevin has extensive leadership experience having served as President, Chief Executive Officer and Director of Kraton Corporation until his retirement in March 2022. Also, Kevin currently serves on the Board of Directors for Ecovyst Inc. (NYSE: ECVT), a leading integrated and innovative global provider of specialty catalysts and services. He is also a director of OPAL Fuels, Inc. (Nasdaq: OPAL), a vertically integrated producer and distributor of renewable natural gas.

NewCo’s Board will be comprised of nine total directors, including Kevin and me, with two remaining roles to be filled by Glatfelter and five remaining roles to be named by Berry. We are in the final stages of determining the balance of the directors and will provide an update when completed.

•	James Till (Jim) will be appointed to the role of Executive Vice President, Chief Financial Officer & Treasurer for NewCo, effective upon the closing of the proposed transaction. Jim currently serves as the Executive Vice President and Controller (Principal Accounting Officer) for Berry Global. Jim is known by his colleagues as a strong contributor to Berry’s business with his extensive knowledge of Berry’s global business, including the HHNF business, along with his deep knowledge of all facets of finance. Jim joined Berry in 2008 as Director, Corporate Accounting, then progressed to Vice President, Finance & Treasury in 2010, before moving into his current role in 2014.

An Important Message from Curt Begle, President, Berry Health, Hygiene & Specialties

•	Tarun Manroa will be appointed to the role of Executive Vice President, Chief Operating Officer for NewCo, also effective upon the closing of the proposed transaction. Tarun currently serves as the Executive Vice President and Chief Strategy Officer for Berry where he leads the Corporate Development / M&A, Global Procurement, Branding & Marketing, and Sustainability functions. Tarun has been very instrumental in Berry’s growth over recent years, including the proposed transaction with Glatfelter. Tarun joined Berry in 2005 in an engineering role and progressed through various roles in plant leadership, product management, and supply chain. Prior to his current role, Tarun had P&L responsibilities as the Executive Vice President & General Manager for Berry’s Engineered Materials Division.

•	Ramesh Shettigar and Boris Illetschko will continue to serve in their current respective roles until the date of closing on the proposed transaction. I personally want to thank both Ramesh and Boris for their guidance and counsel throughout the discussions between the Berry and Glatfelter teams. I have come to know each of them as high integrity leaders and look forward to their continued contributions to Glatfelter’s business in the months ahead.

I recognize today’s announcement will leave many of you wanting to learn more details about NewCo’s organization and overall operating model. This work is also underway and I will provide an update as Thomas and I progress our decisions.

In closing, an extensive amount of Glatfelter and Berry colleagues are working on the proposed transaction’s integration initiatives while others remain focused on effectively running our day-to-day businesses. On behalf of Thomas and me, we appreciate everyone’s efforts!

Sincerely,

Curt Begle
President, Health, Hygiene & Specialties

An Important Message from Curt Begle, President, Berry Health, Hygiene & Specialties

Cautionary Statement Concerning Forward-Looking Statements

Statements in this release that are not historical, including statements relating to the expected timing, completion and effects of the proposed transaction between Berry Global Group, Inc., a Delaware corporation (“Berry”), and Glatfelter Corporation, a Pennsylvania corporation (“Glatfelter” or the “Company”), are considered “forward-looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, executive and Board transition considerations, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time may make forward-looking public statements concerning expected future operations and performance and other developments.

Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated or may be delayed; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; risks and costs related to the implementation of the separation of the business, operations and activities that constitute the global nonwovens and hygiene films business of Berry (the “HHNF Business”) into Treasure Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of Berry (“Spinco”), including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined company is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter’s and Berry’s reports filed with the Securities and Exchange Commission (“SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the registration statements, proxy statement/prospectus and other documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry nor Glatfelter undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Berry and Glatfelter intend to file relevant materials with the SEC, including a registration statement on Form S-4 by Glatfelter that will contain a proxy statement/prospectus relating to the proposed transaction. In addition, Spinco expects to file a registration statement in connection with its separation from Berry. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about Berry and Glatfelter, as well as Spinco, without charge, at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Berry or Spinco will be made available free of charge on Berry’s investor relations website at www.ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter's investor relations website at www.glatfelter.com/investors.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter common stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Beneficial Owners and Management” in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024 (www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm). Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” in the proxy statement for Glatfelter's 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2024 (www.sec.gov/ix?doc=/Archives/edgar/data/0000041719/000004171924000013/glt-20240322.htm). In addition, Curt Begle, the current President of Berry’s Health, Hygiene & Specialties Division, will be appointed as Chief Executive Officer, James M. Till, the current Executive Vice President and Controller of Berry, will be appointed as Executive Vice President, Chief Financial Officer & Treasurer, and Tarun Manroa, the current Executive Vice President and Chief Strategy Officer of Berry, will be appointed as Executive Vice President, Chief Operating Officer, of the combined company. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.